Ballard Power Systems Inc.

News Release

Ballard Power Systems
9000 Glenlyon Parkway
Burnaby BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Secures U.S. DoD Materials Handling Contract

For Immediate Release – March 19, 2007

Vancouver, Canada – Ballard Power Systems today announced that it has been awarded a research and development contract from the US Department of Defense (DoD) for a materials handling equipment application cost reduction and demonstration program. The contract is valued at up to US $5.88 million; Ballard will directly receive approximately half of the funds. The purpose of the DoD program is to further develop and demonstrate proton exchange membrane (PEM) fuel cell solutions for the materials handling market that can benefit the logistics operations of US Armed Forces, as well as promote widespread commercialization of PEM fuel cell technology. The effort is part of a broader fuel cell initiative involving US Army TACOM, the Interagency Technical Support Working Group (TSWG), Kettering University, Macomb Community College, and Selfridge Air National Guard Base.

The program has two objectives:

1.	Cost reduction: Ballard will engage in technology and product development activities to further reduce the cost of its Mark9 SSL™ fuel cell product, which is designed primarily for the materials handling market.

2.	Development and Demonstration Program: The effort will also support a field trial program to demonstrate and validate the value proposition for fuel cells in a large, high-throughput distribution center environment in Michigan. Cellex Power Products, one of Ballard’s lead customers in this market, which is being acquired by Plug Power, will receive approximately half the contract value to implement a 40 unit commercial trial of its fuel cell power units (using Ballard’s Mark9 SSL™ fuel cell) for class 3 lift truck applications.

“Cost reduction is a key factor in making fuel cell technology commercially viable in the materials handling market,” said Noordin Nanji, Ballard’s Vice President and Chief Customer Officer. “The support being provided through the DoD for cost reduction activities, as well as for real-world demonstrations, is a great example of tangible government investment in the hydrogen and fuel cell sector.”

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; Nasdaq: BLDP) is recognized as a world leader in the design, development and manufacture of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

For further information, or to arrange an interview with a Ballard spokesperson, please call Michelle Cormack or Rebecca Young at 604-454-0900. Ballard, the Ballard logo, Power to Change the World and Mark 9 SSL are registered trademarks of Ballard Power Systems Inc.